Exhibit 99.1

Tencent Music Entertainment Group Announces Fourth Quarter and Full-Year 2025 Unaudited Financial Results

SHENZHEN, China, March 17, 2026 /PRNewswire/ -- Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Total revenues were RMB8.64 billion (US$1.24 billion), representing 15.9% year-over-year increase, primarily due to strong growth in revenues from online music services.

•	Revenues from online music services were RMB7.10 billion (US$1.02 billion), representing 21.7% year-over-year growth. Revenues from music subscriptions were RMB4.56 billion (US$653 million), representing 13.2% year-over-year growth. Revenues from music services other than music subscriptions were RMB2.54 billion (US$363 million), representing 40.8% year-over-year growth.

•	Net profit attributable to equity holders of the Company was RMB2.20 billion (US$315 million), representing 12.6% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB2.49 billion (US$355 million), representing 9.0% year-over-year growth.

•	Diluted earnings per ADS was RMB1.41 (US$0.20), up from RMB1.26 in the same period of 2024. Non-IFRS diluted earnings per ADS was RMB1.60 (US$0.23), up from RMB1.47 in the same period of 2024.

•	Total cash, cash equivalents, term deposits and short-term investments as of December 31, 2025 were RMB38.04 billion (US$5.44 billion).

Full Year 2025 Financial Highlights

•	Total revenues were RMB32.90 billion (US$4.71 billion), representing 15.8% year-over-year increase.

•	Revenues from online music services were RMB26.73 billion (US$3.82 billion), representing 22.9% year-over-year growth. Revenues from music subscriptions were RMB17.66 billion (US$2.53 billion), representing 16.0% year-over-year growth. Revenues from music services other than music subscriptions were RMB9.07 billion (US$1.30 billion), representing 39.2% year-over-year growth.

•	Net profit attributable to equity holders of the Company was RMB11.06 billion (US$1.58 billion), representing 66.4% year-over-year growth, as the Company has recognized a gain of RMB2.37 billion (US$339 million) on deemed disposal of an associate in the first quarter of 2025. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB9.59 billion (US$1.37 billion), representing 25.0% year-over-year growth.

•	The Company’s board of directors approved an annual cash dividend of approximately US$368 million for the year ended December 31, 2025.

1 Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

Mr. Cussion Pang, Executive Chairman of TME, commented, “In 2025, we executed our content-and-platform strategy with discipline, delivering accelerated revenue growth and sustained margin expansion. Fueled by the solid growth of our subscription services and the powerful momentum of music IP non-subscription offerings, we are deepening a differentiated, all-in-one music services platform. This enables us to unlock greater value from music IPs, creating new opportunities for artists, and address a larger market. As the competitive landscape in music continues to evolve, our track record in delivering integrated, expansive, and multi-faceted services gives us a distinct competitive edge. With disciplined investment and persistent innovation guided by long-term value creation, we are confident in spearheading industry advancement.”

Mr. Ross Liang, CEO of TME, continued, “Amid rapid advancements in AI technology and evolving consumer expectations, we remained agile, responding proactively on multiple fronts to better serve our users and strengthen our content platform flywheel. Our relentless focus on product enhancement and a multi-tiered, user-centric strategy drove effective subscriber conversion, deeper engagement, and increased wallet share throughout 2025. Notably, driven by differentiated, expansive content privileges and immersive experiences, our SVIP user base surpassed 20 million, with ARPPU continuing to trend upward. Our newly launched ad-supported subscription plan is gaining initial progress and will, over time, allow us to broaden user access and attract new audiences.”

Fourth Quarter 2025 Operational Highlights

•	Key Operating Metrics

	4Q25	4Q24	YoY %
MAUs – online music (million)	528	556	(5.0%)
Paying users – online music (million)	127.4	121.0	5.3%
Monthly ARPPU – online music (RMB)	11.9	11.1	7.2%

CONTENT - Diversified and differentiated offering strengthened our content advantage and broadened audience appeal.

•	Unlocked and elevated classic repertoire value, a key driver of emotional connections and subscription conversion. 1) Renewed and deepened contracts with Warner Music Group and Bin-music, continuing to explore further collaboration in physical albums, merchandise, and live performances. 2) Expanded partnership with Media Asia Music to bring Dolby Atmos to over 300 iconic tracks from legendary artists like Eason Chan, Leslie Cheung, and Andy Lau[2] for the first time, giving audiences an immersive way to enjoy these classics.

•	Expansive and differentiated self-produced content resonated strongly with users which in return drove up streaming share. 1) The Mid-Autumn-themed song, Year After Year by artist Xiao Zhan, became an instant hit, charting globally in 17 countries and regions and amassing over 100 million views across social media platforms in a single day. 2) The recent bespoke OST suite produced for Tencent Video’s blockbuster drama Shine on Me, also topped multiple music charts, effectively boosting user engagement. 3) Several co-produced songs staged at the 2026 CMG Spring Festival Gala quickly went viral, with multiple tracks surpassing 10 million streams in less than a week.

•	Broadened genres popular among younger demographics boosted user engagement and streaming share. 1) Expansive K-pop content offerings strengthened by the recent renewed partnership with the Korean label P NATION CORPORATION, providing a 30-day head-start benefit for new releases from artists and groups such as PSY, CRUSH, HWASA, Baby DONT Cry and TNX. 2) Through Tencent Musician Platform, we partnered with more indie and emerging artists such as popular indie band Fine. The collaboration further enriched our catalog, highlighted by their hit single "Breathing Decision."

2 Names grouped by artists and bands, sorted in alphabetical order by family names.

IP-VALUE - Unlocked greater IP value through accelerating expansion of more live performance, curated merchandise, and broader strategic artist partnerships.

~~•~~	Cultivated premium live experiences to empower artists in expanding their audience reach. We successfully hosted multiple flagship live events in 2025, laying a solid foundation for future collaborations with world-class artists. Notably, we delivered end-to-end production for G-DRAGON’s 2025 tour, spanning 20 concerts across eight Asia Pacific cities and attracting over 260,000 attendees. The fourth quarter featured our largest-scale production for him, with two sold-out shows at the Taipei Dome drawing an audience of over 75,000.

•	By onboarding more strategic artists and collaborating across music promotion, live performances, artist management, and merchandise, we amplify the long-term value and versatility of our IP portfolio, paving the way to address a larger market with richer content experiences.

•	Expanded merchandise offerings, sparking new waves of music consumption. 1) Collaborated with Ed Sheeran to produce a KIT album for his new release Play, marking our first partnership with a top-tier Western artist in this hybrid music format. 2) Offered collectibles alongside physical releases to boost engagement and sales, from Esther Yu’s deluxe album Spicy Honey to tour-inspired items like Lay Zhang’s “GRANDLINE·BOUNDLESS” Tour Special Commemorative Gift Box and LUHAN’s SEASON4 ASIA TOUR Commemorative Album.

PLATFORM - Comprehensive product offerings and integrated use cases deepened user engagement, making music journeys more ubiquitous, enriching, and immersive.

•	Deepened multi-device coverage by integrating further into PC, in-car, smart speaker, and wearable ecosystems, making music consumption an integral part of users’ lives, whether they are commuting, at home, or at work.

•	Leveraged the multi-platform portfolio to serve a wide range of user with different preferences more effectively. While Kugou Music and QQ Music applications provide comprehensive music services to highly engaged users with a strong willingness to pay, lightweight sub-brands such as Bodian Music and Kugou Concept cater to casual listeners.

•	Deepened integration with Weixin Video Account to generate hit music charts and promote music consumption.

•	Introduced new social features within our music applications to amplify user reach and deepen user engagement. 1) QQ Music launched Weverse DM, onboarding around 170 artists from HYBE and other labels to deepen artist-fan interactions. 2) bubble enhanced its functionality by introducing intelligent song recognition and live performance streaming for domestic artists. 3) Our Annual Music report campaign, with personal letters and AI-generated voice messages from artists, drove social buzz and widespread sharing.

SUBSCRIPTION - SVIP memberships further scaled, capturing more users and deepening music consumption.

•	Benefiting from deepened collaborations with music labels, artists and the rollout of new, high valued benefits, SVIP subscribers exceeded 20 million by year-end 2025.

•	Appointed brand ambassadors for our SVIP program, including Ryan Ding, Ju Jingyi, and Karry Wang for QQ Music, and Liu Yuning for Kugou Music. Launched prioritized ticketing packages for QQ Music's Top Music Night 2026 and the annual gala of Melody Journey 2, both of which resulted in effective SVIP adoption. Other SVIP benefits such as premium audio effects, personalized avatar outfits and feature-related perks further catalyzed SVIP acquisition and retention.

AI - Harnessed AI to empower music creation, elevate users’ music experiences, and drive well-rounded music consumption.

•	Enriched music content library with 1) Our one-stop AI music production platform, which empowered more than 150,000 artists and over 10 million users to create and produce music through an increasingly efficient process. 2) Leveraged AI to capture chorus highlights and generate video clips, making the music journey more fun and engaging.

•	Deepened cooperation with the broader Tencent ecosystem to enhance content distribution and consumption. 1) Leveraged self-developed multimodal large model to enhance recommendations, resulting in a record high share of recommendation-driven streams. 2) QQ Music seamlessly integrated with Tencent’s AI app Yuanbao, offering users more intelligent and personalized music streaming journeys.

•	QQ Music’s AI Agent, powered by Yuanbao, became a system-level hub, allowing users to handle complex tasks through natural-language commands. This evolution goes beyond music discovery to enable direct access to digital albums and merchandise purchases, creating a truly “intent-to-action” experience that drives conversion.

Fourth Quarter 2025 Financial Review

Total revenues increased by RMB1.18 billion, or 15.9%, to RMB8.64 billion (US$1.24 billion) from RMB7.46 billion in the same period of 2024.

•	Revenues from online music services increased by 21.7% to RMB7.10 billion (US$1.02 billion), compared with RMB5.83 billion in the same period of 2024. The increase was driven by solid growth in revenues from music subscription and offline performances, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB4.56 billion (US$653 million), representing 13.2% year-over-year growth, compared with RMB4.03 billion in the same period of 2024. The rapid growth was mainly driven by our continuous expansion of membership privileges, such as early access to offline performances, artist-related merchandise, and a wide range of premium offerings. Revenues from offline performances achieved robust year-over-year growth. We successfully staged many successful concerts for renowned artists both in China and overseas. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, such as ad-supported mode.

•	Revenues from social entertainment services and others decreased by 5.2% to RMB1.54 billion (US$221 million) from RMB1.63 billion in the same period of 2024.

Cost of revenues increased by 13.7% year-over-year to RMB4.78 billion (US$683 million), mainly due to increased costs related to offline performances, advertising services and IP related costs, such as costs for artist-related merchandise. Meanwhile, revenue sharing fees decreased, resulting from declines in both revenue sharing ratio and revenues from social entertainment services.

Gross margin increased to 44.7% from 43.6% in the same period of 2024, primarily due to increased revenues from music subscriptions and advertising services, alongside a lower revenue sharing ratio for social entertainment services, and partly offset by increased revenues from offline performances.

Total operating expenses increased by 6.2% year-over-year to RMB1.25 billion (US$178 million). Operating expenses as a percentage of total revenues decreased to 14.4% from 15.7% in the same period of 2024.

•	Selling and marketing expenses were RMB266 million (US$38 million), representing 7.3% year-over-year increase. The increase was primarily due to higher channel spending and content promotion expenses.

•	General and administrative expenses were RMB981 million (US$140 million), representing 5.9% year-over-year increase. The increase was primarily due to growth in employee-related expenses.

Total operating profit was RMB2.84 billion (US$406 million) in the fourth quarter of 2025, representing 17.9% year-over-year increase.

Income tax expenses for the fourth quarter of 2025 were RMB486 million (US$69 million), compared with RMB423 million in the same period of 2024.

For the fourth quarter of 2025, net profit was RMB2.29 billion (US$327 million) and net profit attributable to equity holders of the Company was RMB2.20 billion (US$315 million). Non-IFRS net profit was RMB2.58 billion (US$369 million) and non-IFRS net profit attributable to equity holders of the Company was RMB2.49 billion (US$355 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the fourth quarter of 2025 were RMB1.43 (US$0.20) and RMB1.41 (US$0.20), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.61(US$0.23) and RMB1.60 (US$0.23), respectively. For the fourth quarter of 2025, the Company had weighted averages of 1.54 billion basic and 1.56 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of December 31, 2025, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB38.04 billion (US$5.44 billion), compared with RMB36.08 billion as of September 30, 2025.

Full Year 2025 Financial Review

Total revenues increased by RMB4.50 billion, or 15.8%, to RMB32.90 billion (US$4.71 billion) from RMB28.40 billion in 2024.

•	Revenues from online music services delivered a strong year-over-year increase of 22.9% to RMB26.73 billion (US$3.82 billion) from RMB21.74 billion in 2024. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenues from offline performances, advertising services and artist-related merchandise. Revenues from music subscriptions were RMB17.66 billion (US$2.53 billion), representing 16.0% year-over-year growth, compared with RMB15.23 billion in 2024. The rapid growth was mainly driven by our continuous expansion of membership privileges, such as early access to live performances, artist-related merchandise, and a wide range of premium offerings.

•	Revenues from social entertainment services and others decreased by 7.3% to RMB6.18 billion (US$883 million) from RMB6.66 billion in 2024.

Cost of revenues increased by 12.2% year-over-year to RMB18.37 billion (US$2.63 billion), mainly due to increased costs related to offline performances, IP related costs, such as costs for artist-related merchandise, and advertising costs. Meanwhile, revenue sharing fees decreased, resulting from declines in both revenue sharing ratio and revenues from social entertainment services.

Gross margin increased to 44.2% from 42.3% in 2024, primarily due to increased revenues from music subscriptions and advertising services, along with a lower revenue sharing ratio for social entertainment services, partly offset by increased revenues from offline performances and artist-related merchandise.

Total operating expenses increased by 3.9% year-over-year to RMB4.86 billion (US$695 million). Operating expenses as a percentage of total revenues decreased to 14.8% from 16.5% in 2024.

•	Selling and marketing expenses were RMB941 million (US$135 million), representing 8.8% year-over-year increase. The increase was primarily due to higher content promotion expenses and channel spending.

•	General and administrative expenses were RMB3.92 billion (US$560 million), representing 2.8% year-over-year increase. The increase was primarily due to growth in employee-related expenses.

Other gains, net were RMB2.63 billion (US$376 million) in 2025, which included a gain of RMB2.37 billion (US$339 million) on deemed disposal of an associate in Q1 2025. In March 2025, we received a 2% equity interests of Universal Music Group (“UMG”) through a distribution-in-kind from one of our associates, which was designated as financial assets at fair value through other comprehensive income, and recognized a gain of RMB2.37 billion (US$339 million) on deemed disposal of this associate. Following the distribution, we hold the equity interests of UMG directly.

Total operating profit was RMB13.36 billion (US$1.91 billion) for the full year of 2025, representing an increase of 53.4% year-over-year.

Income tax expenses for the full year of 2025 were RMB1.92 billion (US$275 million), compared with RMB1.60 billion in 2024.

For the full year of 2025, net profit was RMB11.35 billion (US$1.62 billion) and net profit attributable to equity holders of the Company was RMB11.06 billion (US$1.58 billion). Non-IFRS net profit was RMB9.92 billion (US$1.42 billion) and non-IFRS net profit attributable to equity holders of the Company was RMB9.59 billion (US$1.37 billion). Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Basic and diluted earnings per ADS for the full year of 2025 were RMB7.21(US$1.03) and RMB7.11 (US$1.02), respectively; non-IFRS basic and diluted earnings per ADS were RMB6.25 (US$0.89) and RMB6.17 (US$0.88), respectively. For the full year of 2025, the Company had weighted averages of 1.53 billion basic and 1.55 billion diluted ADSs outstanding, respectively.

Declaration of 2025 Dividend

For the fiscal year of 2025, the Company’s board of directors declared a cash dividend of US$0.12 per ordinary share, or US$0.24 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on April 2, 2026. The aggregate amount of cash dividends to be paid will be approximately US$368 million and is expected to be paid on or around April 20, 2026 and on or around April 23, 2026 for holders of ordinary shares and holders of ADSs, respectively. Holders of the Company’s ADSs will receive the cash dividends through the depositary, The Bank of New York Mellon, subject to the terms of the deposit agreement.

Planned Disclosure Change

We adopted the number of paid subscribers and ARPPU as key operating metrics for our online music services at the time of our listing; however, our business model has significantly evolved in recent years. As advertising and other IP related offerings scale, and as we offer multi-tiered membership for online music subscriptions, the business impact of each paid membership varies. As a result, we are increasingly focused on revenue and profit as our primary performance indicators. Given this evolution, starting from next quarter, we will discontinue the disclosure of certain quarterly operating metrics, including online music MAU, paying users and ARPPU. We will instead report the number of total paying users across our music services annually, as of year-end.

Environmental, Social, and Governance (“ESG”)

We continued to enhance accessibility and inclusive design, broadening access for users of different ages and abilities. For example, QQ Music pioneered a Children’s Hearing Protection Mode, leveraging AI to optimize audio output for a healthy listening experience.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

	Three Months Ended December 31			Year Ended December 31
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	5,831	7,099	1,015	21,742	26,726	3,822
Social entertainment services and others	1,627	1,542	221	6,659	6,176	883
	7,458	8,641	1,236	28,401	32,902	4,705
Cost of revenues	(4,205)	(4,779)	(683)	(16,376)	(18,367)	(2,626)
Gross profit	3,253	3,862	552	12,025	14,535	2,078

Selling and marketing expenses	(248)	(266)	(38)	(865)	(941)	(135)
General and administrative expenses	(926)	(981)	(140)	(3,811)	(3,916)	(560)
Total operating expenses	(1,174)	(1,247)	(178)	(4,676)	(4,857)	(695)
Interest income	315	258	37	1,196	1,054	151
Other gains/(losses), net	15	(33)	(5)	165	2,632	376
Operating profit	2,409	2,840	406	8,710	13,364	1,911

Share of net profit/(loss) of investments accounted for using equity method	31	(8)	(1)	96	42	6
Finance cost	59	(60)	(9)	(94)	(129)	(18)
Profit before income tax	2,499	2,772	396	8,712	13,277	1,899

Income tax expense	(423)	(486)	(69)	(1,603)	(1,924)	(275)
Profit for the period/year	2,076	2,286	327	7,109	11,353	1,623

Attributable to:
Equity holders of the Company	1,957	2,203	315	6,644	11,056	1,581
Non-controlling interests	119	83	12	465	297	42

Earnings per share for Class A and Class B ordinary shares
Basic	0.64	0.72	0.10	2.15	3.60	0.52
Diluted	0.63	0.71	0.10	2.12	3.56	0.51

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.27	1.43	0.20	4.31	7.21	1.03
Diluted	1.26	1.41	0.20	4.24	7.11	1.02

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,075,189,032	3,079,832,739	3,079,832,739	3,084,230,029	3,067,255,442	3,067,255,442
Diluted	3,112,342,854	3,115,495,322	3,115,495,322	3,130,861,720	3,108,803,728	3,108,803,728

ADS used in earnings per ADS computation
Basic	1,537,594,516	1,539,916,369	1,539,916,369	1,542,115,015	1,533,627,721	1,533,627,721
Diluted	1,556,171,427	1,557,747,661	1,557,747,661	1,565,430,860	1,554,401,864	1,554,401,864

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended December 31			Year Ended December 31
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period/year	2,076	2,286	327	7,109	11,353	1,623
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	110	95	14	440	386	55
Share-based compensation	156	161	23	681	680	97
Losses/(gains) from investments**	94	78	11	110	(2,285)	(327)
Income tax effects***	(37)	(39)	(6)	(204)	(210)	(30)
Non-IFRS Net Profit	2,399	2,581	369	8,136	9,924	1,419

Attributable to:
Equity holders of the Company	2,280	2,485	355	7,671	9,588	1,371
Non-controlling interests	119	96	14	465	336	48

Earnings per share for Class A and Class B ordinary shares
Basic	0.74	0.81	0.12	2.49	3.13	0.45
Diluted	0.73	0.80	0.11	2.45	3.08	0.44

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.48	1.61	0.23	4.97	6.25	0.89
Diluted	1.47	1.60	0.23	4.90	6.17	0.88

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,075,189,032	3,079,832,739	3,079,832,739	3,084,230,029	3,067,255,442	3,067,255,442
Diluted	3,112,342,854	3,115,495,322	3,115,495,322	3,130,861,720	3,108,803,728	3,108,803,728

ADS used in earnings per ADS computation
Basic	1,537,594,516	1,539,916,369	1,539,916,369	1,542,115,015	1,533,627,721	1,533,627,721
Diluted	1,556,171,427	1,557,747,661	1,557,747,661	1,565,430,860	1,554,401,864	1,554,401,864

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.

** Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

*** Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2024	As at December 31, 2025
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	803	1,201	172
Land use rights	2,364	2,290	327
Right-of-use assets	295	287	41
Intangible assets	2,049	2,899	415
Goodwill	19,647	20,521	2,934
Investments accounted for using equity method	4,669	1,659	237
Financial assets at fair value through other comprehensive income	14,498	26,231	3,751
Other investments	309	303	43
Prepayments, deposits and other assets	425	365	52
Deferred tax assets	422	498	71
Term deposits	10,419	13,810	1,975
	55,900	70,064	10,019

Current assets
Inventories	23	41	6
Accounts receivable	3,508	3,903	558
Prepayments, deposits and other assets	3,793	4,183	598
Other investments	46	83	12
Term deposits	13,999	15,763	2,254
Restricted Cash	11	15	2
Cash and cash equivalents	13,164	8,470	1,211
	34,544	32,458	4,641

Total assets	90,444	102,522	14,660

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	29,035	29,919	4,278
Shares held for share award schemes	(520)	(801)	(115)
Treasury shares	(550)	(664)	(95)
Other reserves	19,845	22,450	3,210
Retained earnings	20,051	29,381	4,201
	67,863	80,287	11,481
Non-controlling interests	1,863	2,763	395

Total equity	69,726	83,050	11,876

LIABILITIES
Non-current liabilities
Notes payables	3,572	3,497	500
Other payables and other liabilities	-	379	54
Deferred tax liabilities	198	504	72
Lease liabilities	219	200	29
Deferred revenue	179	303	43
	4,168	4,883	698

Current liabilities
Accounts payable	6,879	6,284	899
Other payables and other liabilities	3,381	3,558	509
Notes payables	2,154	-	-
Current tax liabilities	934	1,092	156
Lease liabilities	106	116	17
Deferred revenue	3,096	3,539	506
	16,550	14,589	2,086

Total liabilities	20,718	19,472	2,784

Total equity and liabilities	90,444	102,522	14,660

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31			Year Ended December 31
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	2,480	2,391	342	10,275	10,231	1,463
Net cash provided by/(used in) investing activities	1,324	(5,129)	(733)	(6,818)	(10,227)	(1,462)
Net cash used in financing activities	(815)	(15)	(2)	(3,830)	(4,649)	(665)
Net increase/(decrease) in cash and cash equivalents	2,989	(2,753)	(394)	(373)	(4,645)	(664)
Cash and cash equivalents at beginning of the period/year	10,209	11,255	1,609	13,567	13,164	1,882
Exchange differences on cash and cash equivalents	(34)	(32)	(5)	(30)	(49)	(7)
Cash and cash equivalents at end of the period/year	13,164	8,470	1,211	13,164	8,470	1,211